SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 7, 2006

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated September 7, 2006 announcing the acquisition of the Ukrainian fresh dairy company JSC Molochnyi Zavod “Rodich”.

Paris, September 7th 2006

Groupe DANONE strengthens presence in Ukraine

by acquiring market leading dairy company

Groupe DANONE today announces the acquisition of the Ukrainian fresh dairy company JSC Molochnyi Zavod “Rodich”.

Danone has been active in the local market since 1999 with imported added-value products such as Activia, Actimel, Rastichka, and Danissimo. This acquisition will enable Danone to strengthen its existing Ukrainian portfolio by adding traditional products, such as kefir and smetana, thus providing Ukrainian consumers with an enhanced range, produced mainly in their own domestic market.

Molochnyi Zavod “Rodich” enjoys a strong market position with its Rodich and Vesely Pastushok brands, and posted sales of 10 million euros in 2005. As a result of the acquisition, Danone will benefit from significant additional local distribution capabilities, as well as access to a strong milk sourcing network and production platform.

The completion of the transaction is subject to the fulfilment of certain conditions including regulatory approvals.

With annual per capita fresh dairy consumption in Ukraine averaging 4 kg, compared with 22 kg in Western Europe, the Ukrainian fresh dairy market offers promising scope for development. The average annual growth for the last three years has been in excess of 15%.

With around EUR 13 billion of total sales in 2005, Groupe DANONE is the world leader in fresh dairy products and bottled water (in volume terms), and n°2 in the biscuit market worldwide.

In Eastern Europe, Groupe DANONE posted sales of EUR 1,2 billion with strong positions in Russia (n°1 in fresh dairy products and biscuits), Poland (n°1 in fresh dairy products and bottled water), Czech Republic (n°1 in fresh dairy products and biscuits), Hungary (n°1 in fresh dairy products and biscuits), Romania (n°1 in fresh dairy products), Bulgaria (n°1 in fresh dairy products).

For further information:

Corporate Communication : 33 1 44 35 20 75 - Investor Relations : 33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris - Fax 33 1 44 35 26 95

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: September 7, 2006	By:	/s/ ANTOINE GISCARD D’ESTAING
	Name: Title:	Antoine Giscard d’Estaing Executive Vice - President and Chief Financial Officer